SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K two press releases dated April 11, 2005, announcing that (i) Jokan System has accelerated its product development with PLM solutions from IBM and Dassault Systèmes, and (ii) Sanyo Machine Works has reinforced its market leadership with PLM solutions from IBM and Dassault Systèmes.

Jokan System Accelerates Product Development with
PLM Solutions from IBM and Dassault Systèmes

Manufacturer of standard conveyors uses CATIA V5 and SMARTEAM to significantly cut design time and reduce errors

Hannover Fair, April 11, 2005- IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSYPA) today announced that Denmark-based Jokan System has implemented their Product Lifecycle Management (PLM) solutions to dramatically speed product development cycle time.

With CATIA V5 and SMARTEAM, both IBM PLM solutions developed by Dassault Systèmes, Jokan System wanted to streamline its product development process using generative mechanical design. This method enables the capture and reuse of the company’s extensive skills and knowledge to automate and standardize common aspects of the product design and to eliminate errors and redesigns for the benefit of its customers.

Jokan System has 130 employees. It designs and manufactures automated solutions for internal transport, including handling, sorting, palletizing, and conveyor-belt systems. It provides material handling solutions to a variety of industries, including distribution, production, airlines, automotive, and automotive suppliers. After considering a range of possible solutions, Jokan System chose CATIA V5, the world’s leading 3D product-development application, associated with Plant Layout, to handle its top-down design process. It also added Digital Mock-Up capabilities to handle verification of large assemblies and layouts. In addition, Jokan System selected SMARTEAM, a leading collaborative product data and lifecycle management solution, to manage parallel workflows and logistics between design and production.

“With CATIA V5 and SMARTEAM, we are streamlining development, cutting design time by 90% and reducing errors by 50% for the design of standard conveyors,” said Flemming M. Christensen, sales and marketing manager at Jokan System. “This enables us to shorten cycle times for bidding and improve customer responsiveness. We chose solutions from IBM and Dassault Systèmes because they were the best ones for a complete system—hardware, software and integration—that could integrate seamlessly with our plant layout system.”

“Jokan System and Rand, our Business Partner, won this year’s IBM Partnerworld Beacon Award for Best PLM implementation,” said Raoul van Engelshoven, vice president, IBM PLM, Europe, Middle East, and Africa. “This is a proofpoint that, together with our Business Partners, we provide our SMB customers with global value-added PLM solutions and support, from process definition to hardware, software, implementation and training that allow them to compete in today’s marketplace.”

“The success that Jokan is having with CATIA V5 and SMARTEAM demonstrates the power of our solutions to transform businesses and increase efficiency,” said Denis Senpéré, vice president, PLM Europe, Dassault Systèmes. “This unique combination of PLM functionality is enabling the company to quickly achieve significant return on investment and cost savings.”

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About Jokan
Jokan, founded in 1970 and based in Denmark, designs and manufactures automated solutions for internal transport, including handling, sorting, palletising and conveyor belt systems. The company, which has 130 employees, provides material handling solutions to a variety of industries, including distribution, production, airlines, automotive and automotive suppliers. Although 80 percent of Jokan’s production serves Scandinavian customers its solutions are exported worldwide. Visit our website at www.jokan.dk

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provides a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Jokan Press Contact: Flemming M. Christensen +45 87 82 44 00 fmc@jokan.dk	IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts: Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com Derek Lane (Americas) +1 818 673 2243 derek_lane@ds-us.com	Financial Dynamics Press Contact: Emma Rutherford +33 1 47 03 68 10 Dassault Systèmes Investor Contact: Harriet Keen / Emma Rutherford Financial Dynamics +44 207 831 3113

Sanyo Machine Works Reinforces its Market Leadership
with PLM Solutions from IBM and Dassault Systèmes

Company drives product innovation, achieves 25% parts reduction and a
60% development time cut using CATIA, DELMIA and SMARTEAM

Hannover Fair, April 11, 2005- IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSYPA) today announced that Japan-based Sanyo Machine Works has chosen their Product Lifecycle Management (PLM) solutions to increase manufacturing efficiency, drive product excellence and, as a result, reinforce its market leadership.

Sanyo Machine Works has used PLM solutions to reduce its pallet manufacturing time by 60%; to optimize design, which leads to a 25% reduction in the number of parts used; and to reduce the number of errors found at the final assembly stage by up to 40%. The company uses CATIA and SMARTEAM, IBM PLM solutions developed by Dassault Systèmes, as well as DELMIA for digital process definition, as the basis of a strategic corporate project with a generative design approach started in 2002.

Sanyo Machine Works, with 500 employees, is a leading provider of industrial automation systems. The company designs, manufactures and sells automated assembly and welding line systems to the automotive and consumer electronics markets. As a supplier in those highly competitive and rapidly changing markets, Sanyo Machine Works faces unique business challenges to provide its customers with superior manufacturing solutions and proactively exceed their expectations with high-quality and innovative products, added-value proposals, and expertise, all while reducing costs and delivery time internally to remain competitive.

Sanyo Machine Works has been able to reduce lead time thanks to CATIA V5‘s associativity mechanisms and knowledge-based infrastructure that enable the company’s designers to begin the design of an assembly line before the OEM has finished defining the product itself. This synchronous, rather than sequential, engineering process dramatically reduces lead time. SMARTEAM has also been key to Sanyo Machine Works due to its powerful integration capabilities. Through SMARTEAM, Sanyo Machine Works links its product definitions and analysis in CATIA V5 with manufacturing simulations in DELMIA; PLM data are connected to the company’s ERP system and are exchanged across the extended enterprise with suppliers and with customers.

“Introducing PLM solutions gave us a technical advantage over our rivals and helped us to become more competitive through innovative product development,” said Keita Horiba, managing director, Sanyo Machine Works.

“PLM Solutions enable Sanyo Machine Works to propose high-performance, added-value solutions that distinguish the company from its competitors,” says Junichi Takeuchi, vice president, IBM PLM, Asia Pacific. “Thus, Sanyo Machine Works has achieved clear and tangible benefits from its PLM implementation, resulting in a strengthened market position.”

“The key factor for line builders is to be able to design manufacturing lines in collaboration with their customers, while simultaneously validating the accuracy and operational effectiveness of the complete system,” said Christian Nardin, managing director, Dassault Systèmes Asia. “We are extremely pleased that an innovative company like Sanyo Machine Works has decided to transform its business processes with our PLM solutions to further enhance its competitive advantage.”

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About Sanyo Machine Works
Sanyo Machine Works is a leading provider of industrial automation systems. With 500 employees, its main activity is the design, manufacture, and sale of automated assembly and welding line systems for the automotive and consumer electronic markets. The company has a worldwide presence, with its headquarters and plants in Japan, as well as production sites in the USA and Canada. Well-known Sanyo Machine Works Japanese customers include Honda Motor, Isuzu, Mazda, Matsushita, Mitsubishi Electric, Nissan Motor, and Toyota Motor Corporation. Sanyo Machine Works has also International customers like General Motors, DaimlerChrysler and Ford.

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Sanyo Machines Works Press Contact: Kenji Kozakai +81 568 21 1169 san00@sanyo-machine.co.jp	IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts: Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com Derek Lane (Americas) +1 818 673 2243 derek_lane@ds-us.com	Financial Dynamics Press Contact: Emma Rutherford +33 1 47 03 68 10 Dassault Systèmes Investor Contact: Harriet Keen / Emma Rutherford Financial Dynamics +44 207 831 3113

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 11, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration